UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2020

Commission File Number: 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Notice of Special Shareholder Meeting

Kornit Digital Ltd. (“Kornit” or the “Company”) hereby publishes notice of a special general meeting of shareholders (the “Meeting”), which is scheduled to take place at 12:00 p.m. (Israel time) on Thursday, February 27, 2020, at Kornit’s offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, Israel.

Shareholders of record at the close of business on Friday, January 24, 2020 are entitled to vote at the Meeting.

The agenda for the Meeting, background information concerning the proposal to be presented at the Meeting, the required majority for approval of the proposal at the Meeting, information concerning voting procedure, and additional general information concerning the Meeting, are all included in the Notice of Special General Meeting of Shareholders and Proxy Statement for the Meeting that are appended as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

The form of proxy card to be sent by the Company to its record shareholders for use in submitting their votes on the proposal for the Meeting is appended as Exhibit 99.2 to this Form 6-K.

The contents of Exhibit 99.1 to this Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-232070) and Form S-8 (File No.’s 333-203970, 333-214015, 333-217039, 333-223794 and 333-230567).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: January 23, 2020	By:	/s/ Guy Avidan
	Name:	Guy Avidan
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Notice of Special General Meeting of Shareholders and Proxy Statement of Kornit Digital Ltd.
99.2	Form of Proxy Card to be sent to the shareholders of Kornit Digital Ltd. for submission of their votes on the proposal at the Special General Meeting of Shareholders

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